SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Salient Absolute Return Institutional Fund

(Name of Issuer)

Salient Absolute Return Institutional Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell	With a copy to:
c/o Salient Advisors, L.P.	George J. Zornada
4265 San Felipe, 8th Floor	K & L Gates LLP
Houston, Texas 77027	State Street Financial Center
(713) 993-4001	One Lincoln St.
Boston, MA 02111-2950
(617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(February 13, 2012)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Salient Absolute Return Institutional Fund (the “Fund”) relating to an offer to purchase (the “Offer”) up to $7,000,000 of shares of beneficial interest (“Shares”) in the Fund or portions thereof pursuant to tenders by shareholders of the Fund at their estimated net asset value as of December 31, 2011 and originally filed with the Securities and Exchange Commission on October 27, 2011, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on November 30, 2011 (the “Expiration Date”). Pursuant to the Offer, $6,055,229.83 of Shares were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Salient Absolute Return Institutional Fund

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer